Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Astera Labs Taiwan Limited	Taiwan
Astera Labs Canada Inc.	Canada
Astera Labs Israel Ltd.	Israel
Astera (Shanghai) Information Technology Co., Ltd.	China